SARATOGA ADVANTAGE TRUST
OPERATING EXPENSE LIMITATION AGREEMENT

James Alpha RELATIVE VALUE Portfolio

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 10th day of November 2016, by and between Saratoga Advantage Trust, (the “Trust”), on behalf of the James Alpha Relative Value Portfolio, a series of the Trust (the “Fund”), and James Alpha Advisors, LLC, the investment adviser to the Fund (the “Manager”).

WITNESSETH:

WHEREAS, the Manager renders advice and services to the Fund pursuant to the terms and provisions of an Investment Management Agreement between the Trust and the Manager dated as of the 10th day of November 2016 (the “Investment Management Agreement”); and

WHEREAS, the Fund, and each of the Fund’s respective classes is responsible for, and has assumed the obligation for, payment of expenses that have not been expressly assumed by the Manager pursuant to the Investment Management Agreement; and

WHEREAS, the Manager desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Manager to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.                  LIMIT ON OPERATING EXPENSES. The Manager hereby agrees to limit the current Operating Expenses of each share class of the Fund to an annual rate, expressed as a percentage of the average annual net assets of such share class, listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a share class of the Fund, as accrued each month, exceed its Annual Limit, the Manager will, on a monthly basis, either waive all or a portion of its advisory fee due from the Fund pursuant to the Investment Management Agreement or pay to the Fund an amount equal to the excess expense within 30 days of being notified that the Fund’s expenses exceed the Annual Limits.

2.                  DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses of the Fund and each of its classes, including the Manager’s investment advisory fee detailed in the Investment Management Agreement and any Rule 12b-1 or similar marketing and distribution-related fees, but does not include any front-end and contingent deferred sales loads, interest and tax expenses, leverage, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, liquidation or reorganization, extraordinary or non-routine expenses such as litigation, and acquired fund fees and expenses.

3.                  REIMBURSEMENT OF FEES AND EXPENSES. The Fund shall reimburse the Manager any advisory fees waived or Fund expense payments paid by it pursuant to this

Agreement, if in any year in which the Investment Management Agreement is still in effect, the estimated Operating Expenses of any share class of the Fund for the fiscal year are less than the corresponding Annual Limit for that year, subject to quarterly approval by the Trust's Board of Trustees. The total amount of reimbursement to which the Manager may be entitled (the “Reimbursement Amount”) shall not exceed an amount that would cause a share class of the Fund to exceed its 1) corresponding Annual Limit in place at the time the advisory fees were waived or the expenses were incurred; or 2) corresponding Annual Limit currently in place, whichever is less. Subject to the foregoing, the Reimbursement Amount shall equal, at any time, the sum of all advisory fees previously waived or reduced by the Manager and all other payments remitted by the Manager to the Fund pursuant to this Agreement, within three (3) years of the end of the fiscal year in which such advisory fees were waived or reduced or other payments remitted, less any reimbursement previously paid by the Fund to the Manager with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

4.                  TERM. This Agreement shall become effective with respect to the Fund as of the date first above written and shall continue for an initial term through December 31, 2017. This Agreement shall continue in effect thereafter for additional periods not exceeding one (l) year so long as such continuation is approved at least annually by the Board of Trustees of the Trust and the Manager.

5.                  TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Manager. This Agreement may not be terminated during its term by the Manager without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate immediately upon the termination of the Investment Management Agreement.

6.                  ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.                  SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.                  GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SARATOGA ADVANTAGE TRUST, on behalf of the James Alpha Relative Value Portfolio	JAMES ALPHA ADVISORS, LLC
By: /s/ Bruce E. Ventimiglia	By: /s/ James S. Vitalie
Name: Bruce E. Ventimiglia	Name: James S. Vitalie
Title: President	Title: Chief Executive Officer

Appendix A

James Alpha Relative Value Portfolio	Operating Expense Limit
Class A	1.74% of average net assets
Class I	1.49% of average net assets
Class C	2.49% of average net assets